Exhibit 99.1

Radware Reports Fourth Quarter and Full Year 2022 Financial Results
Recurring revenue increased to 68%, full year 2022 cloud and subscription revenue increased 13%

Fourth Quarter 2022 Results and Financial Highlights
•	Revenue of $74.1 million, down 3% year-over-year
•	Non-GAAP gross margin of 82.7% compared to 82.4% in the fourth quarter of 2021
•	Non-GAAP EPS of $0.17; GAAP net loss per share of $0.09

Full Year 2022 Results and Financial Highlights
•	Revenue of $293.4 million, up 2% year-over-year
•	ARR of $202.4 million, up 7% year-over-year
•	Non-GAAP gross margin of 83.0% compared to 82.4% in 2021
•	Non-GAAP EPS of $0.68; GAAP EPS of $0.00

TEL AVIV, Israel, Feb. 8, 2023 - Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2022.

“For the fourth quarter and full year of 2022, I’m pleased to report solid results, which were in-line with our guidance. The results were driven mainly by cloud and subscription revenue, which delivered double-digit growth during 2022, as well as a record number of new cloud wins in the fourth quarter,” said Roy Zisapel, Radware’s president and CEO. “While headwinds in the macro environment may continue to impact our results in the coming year, we remain optimistic about our long-term growth potential given the market adoption of our products. In 2023, the cloud will continue to play a pivotal role in our strategy as we increase our focus on our cloud security solutions, grow our presence in the mid-sized enterprise market, and expand our channel partnerships. Coupled with disciplined expense management, we remain committed to driving profitable growth.”

Financial Highlights for the Fourth Quarter and Full Year 2022
Revenue for the fourth quarter and full year of 2022 totaled $74.1 million and $293.4 million, respectively:

•
Revenue in the Americas region was $31.9 million for the fourth quarter of 2022, an increase of 2% from $31.2 million in the fourth quarter of 2021. Revenue in the Americas region for the full year of 2022 was $123.9 million, a decrease of 4% from $128.8 million in the full year of 2021.

•
Revenue in the Europe, Middle East, and Africa (“EMEA”) region was $24.3 million for the fourth quarter of 2022, a decrease of 18% from $29.7 million in the fourth quarter of 2021. Revenue in the EMEA region for the full year of 2022 was $104.2 million, up 6% from $98.4 million for the full year of 2021.

•
Revenue in the Asia-Pacific (“APAC”) region was $17.9 million for the fourth quarter of 2022, an increase of 14% from $15.7 million in the fourth quarter of 2021. Revenue in the APAC region for the full year of 2022 was $65.3 million, up 10% from $59.3 million for the full year of 2021.

GAAP net loss for the fourth quarter of 2022 was $4.1 million, or $(0.09) per diluted share, compared to GAAP net loss of $5.6 million, or $(0.12) per diluted share, for the fourth quarter of 2021. GAAP net loss for the full year of 2022 was $0.2 million, or $0.00 per diluted share, compared to GAAP net income of $7.8 million, or $0.16 per diluted share, for the full year of 2021.

Non-GAAP net income for the fourth quarter of 2022 was $7.7 million, or $0.17 per diluted share, compared to non-GAAP net income of $10.3 million, or $0.22 per diluted share, for the fourth quarter of 2021. Non-GAAP net income for the full year of 2022 was $31.3 million, or $0.68 per diluted share, compared to non-GAAP net income of $38.3 million, or $0.81 per diluted share, for the full year of 2021.

As of December 31, 2022, the Company had cash, cash equivalents, short-term and long-term bank deposits, and marketable securities of $432.0 million. Net cash provided by operating activities was $9.6 million in the fourth quarter of 2022 and $32.1 million for the full year of 2022.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, exchange rate differences, net of balance sheet items included in financial income, net, and tax-related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the most directly comparable GAAP measure is included at the end of this press release.

Conference Call
Radware management will host a call today, February 8, 2023, at 8:30 a.m. EST to discuss its fourth quarter and full year 2022 results and the Company’s 2023 outlook. To participate in the call, please use the following numbers:

U.S. participants call toll free: 888-510-2008
International participants call: 1 646-960-0306
Conference ID: 1864701

A replay will be available for two days, starting two hours after the end of the call, on telephone number +1-647-362-9199 or (US toll-free) 800-770-2030. Passcode 1864701.

The call will be webcast live on the Company’s website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

Use of Non-GAAP Financial Information and Key Performance Indicators
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, net, income before taxes on income, taxes on income, net income and diluted earnings per share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present, and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenue ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses, and maintenance contracts that are in effect at the end of a reporting period. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items.  ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations. We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs, or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; natural disasters and public health crises, such as the coronavirus disease 2019 (COVID-19) pandemic; a shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs; our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; our ability to successfully implement our strategic initiative to accelerate our cloud business; our ability to expand our operations effectively; timely availability and customer acceptance of our new and existing solutions; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for cyber security and application delivery solutions and in our industry in general, and changes in the competitive landscape; changes in government regulation; outages, interruptions, or delays in hosting services or our internal network system; compliance with open source and third-party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to realize our investment objectives for our cash and liquid investments; our ability to attract, train, and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC), and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

###

About Radware
Radware® (NASDAQ: RDWR) is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection, and availability services to enterprises globally. Radware’s solutions empower enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity, and achieve maximum productivity while keeping costs down. For more information, please visit the Radware website.

Radware encourages you to join our community and follow us on: Facebook,  LinkedIn, Radware Blog, Twitter, YouTube, and Radware Mobile for iOS and Android.

©2023 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents, and pending patent applications of Radware in the U.S. and other countries. For more details, please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

CONTACTS
Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contact:
Gerri Dyrek, gerri.dyrek@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31,	December 31,
	2022	2021
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	46,185	92,513
Marketable securities	44,180	39,497
Short-term bank deposits	207,679	155,879
Trade receivables, net	17,752	13,191
Other receivables and prepaid expenses	8,646	8,046
Inventories	11,428	11,580
	335,870	320,706

Long-term investments
Marketable securities	90,148	98,224
Long-term bank deposits	43,765	79,708
Severance pay funds	2,146	2,454
	136,059	180,386

Property and equipment, net	21,068	20,240
Intangible assets, net	19,686	10,731
Other long-term assets	43,636	37,334
Operating lease right-of-use assets	23,078	24,829
Goodwill	68,008	41,144
Total assets	647,405	635,370

Liabilities and equity

Current liabilities
Trade payables	8,067	4,310
Deferred revenues	108,243	99,922
Operating lease liabilities	4,685	5,090
Other payables and accrued expenses	45,444	56,565
	166,439	165,887

Long-term liabilities
Deferred revenues	72,219	67,065
Operating lease liabilities	19,461	22,360
Other long-term liabilities	20,843	10,065
	112,523	99,490

Equity
Radware Ltd. equity
Share capital	732	730
Additional paid-in capital	498,168	471,173
Accumulated other comprehensive loss, net of tax	(4,844)	(455)
Treasury stock, at cost	(303,299)	(243,023)
Retained earnings	141,402	141,568
Total Radware Ltd. shareholder's equity	332,159	369,993

Non–controlling interest	36,284	-

Total equity	368,443	369,993

Total liabilities and equity	647,405	635,370

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	74,083	76,642	293,426	286,496
Cost of revenues	13,917	14,048	53,884	52,446
Gross profit	60,166	62,594	239,542	234,050

Operating expenses, net:
Research and development, net	22,486	19,597	86,562	74,098
Selling and marketing	32,544	32,015	126,533	119,842
General and administrative	10,244	6,114	29,786	21,885
Total operating expenses, net	65,274	57,726	242,881	215,825

Operating income (loss)	(5,108)	4,868	(3,339)	18,225
Financial income (expense), net	2,018	(463)	8,052	4,407
Income (loss) before taxes on income	(3,090)	4,405	4,713	22,632
Taxes on income	1,034	9,996	4,879	14,821
Net income (loss)	(4,124)	(5,591)	(166)	7,811

Basic net earnings (loss) per share attributed to Radware Ltd.'s shareholders	(0.09)	(0.12)	(0.00)	0.17

Weighted average number of shares used to compute basic net earnings (loss) per share	44,586,590	46,004,419	44,943,168	45,919,835

Diluted net earnings (loss) per share attributed to Radware Ltd.'s shareholders	(0.09)	(0.12)	(0.00)	0.16

Weighted average number of shares used to compute diluted net earnings (loss) per share	44,586,590	46,004,419	44,943,168	47,503,091

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	60,166	62,594	239,542	234,050
Stock-based compensation	112	87	399	236
Amortization of intangible assets	992	465	3,704	1,858
Non-GAAP gross profit	61,270	63,146	243,645	236,144

GAAP research and development, net	22,486	19,597	86,562	74,098
Stock-based compensation	2,073	1,626	7,292	5,412
Non-GAAP Research and development, net	20,413	17,971	79,270	68,686

GAAP selling and marketing	32,544	32,015	126,533	119,842
Stock-based compensation	2,993	2,517	11,241	8,811
Non-GAAP selling and marketing	29,551	29,498	115,292	111,031

GAAP general and administrative	10,244	6,114	29,786	21,885
Stock-based compensation	4,480	1,142	8,421	3,115
Litigation costs	-	-	-	288
Acquisition costs	819	296	1,961	925
Non-GAAP general and administrative	4,945	4,676	19,404	17,557

GAAP total operating expenses, net	65,274	57,726	242,881	215,825
Stock-based compensation	9,546	5,285	26,954	17,338
Litigation costs	-	-	-	288
Acquisition costs	819	296	1,961	925
Non-GAAP total operating expenses, net	54,909	52,145	213,966	197,274

GAAP operating income (loss)	(5,108)	4,868	(3,339)	18,225
Stock-based compensation	9,658	5,372	27,353	17,574
Amortization of intangible assets	992	465	3,704	1,858
Litigation costs	-	-	-	288
Acquisition costs	819	296	1,961	925
Non-GAAP operating income	6,361	11,001	29,679	38,870

GAAP financial income (loss), net	2,018	(463)	8,052	4,407
Exchange rate differences, net on balance sheet items included in financial income (loss), net	413	1,592	(1,301)	1,811
Non-GAAP financial income, net	2,431	1,129	6,751	6,218

GAAP income (loss) before taxes on income	(3,090)	4,405	4,713	22,632
Stock-based compensation	9,658	5,372	27,353	17,574
Amortization of intangible assets	992	465	3,704	1,858
Litigation costs	-	-	-	288
Acquisition costs	819	296	1,961	925
Exchange rate differences, net on balance sheet items included in financial income (loss), net	413	1,592	(1,301)	1,811
Non-GAAP income before taxes on income	8,792	12,130	36,430	45,088

GAAP taxes on income	1,034	9,996	4,879	14,821
Tax settlement	-	(8,247)	-	(8,247)
Tax related adjustments	61	61	246	246
Non-GAAP taxes on income	1,095	1,810	5,125	6,820

GAAP net income (loss)	(4,124)	(5,591)	(166)	7,811
Stock-based compensation	9,658	5,372	27,353	17,574
Amortization of intangible assets	992	465	3,704	1,858
Litigation costs	-	-	-	288
Acquisition costs	819	296	1,961	925
Exchange rate differences, net on balance sheet items included in financial income, net	413	1,592	(1,301)	1,811
Tax settlement	-	8,247	-	8,247
Tax related adjustments	(61)	(61)	(246)	(246)
Non-GAAP net income	7,697	10,320	31,305	38,268

GAAP diluted net earnings (loss) per share	(0.09)	(0.12)	(0.00)	0.16
Stock-based compensation	0.21	0.11	0.60	0.37
Amortization of intangible assets	0.02	0.01	0.08	0.04
Litigation costs	0.00	0.00	0.00	0.01
Acquisition costs	0.02	0.01	0.04	0.02
Exchange rate differences, net on balance sheet items included in financial income (loss), net	0.01	0.03	(0.03)	0.04
Tax settlement	0.00	0.17	0.00	0.17
Tax related adjustments	(0.00)	(0.00)	(0.01)	(0.01)
Non-GAAP diluted net earnings per share	0.17	0.22	0.68	0.81

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	45,227,288	47,655,351	45,947,476	47,503,091

Radware Ltd.
RECONCILIATION OF GAAP NET INCOME TO EBITDA AND ADJUSTED EBITDA (NON-GAAP)
(U.S Dollars in thousands)

	For the three months ended		For the twelve months ended
	December 31,		December 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net income (loss)	(4,124)	(5,591)	(166)	7,811
Exclude: Financial expense (income), net	(2,018)	463	(8,052)	(4,407)
Exclude: Depreciation and amortization expense	2,878	2,484	11,692	10,196
Exclude: Taxes on income	1,034	9,996	4,879	14,821
EBITDA	(2,230)	7,352	8,353	28,421

Share-based compensation	9,658	5,372	27,353	17,574
Litigation costs	-	-	-	288
Acquisition costs	819	296	1,961	925
Adjusted EBITDA	8,247	13,020	37,667	47,208

	For the three months ended		For the twelve months ended
	December 31,		December 31,
	2022	2021	2022	2021

Amortization of intangible assets	992	465	3,704	1,858

Depreciation	1,886	2,019	7,988	8,338

	2,878	2,484	11,692	10,196

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the year ended
	December 31,		December 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income (loss)	(4,124)	(5,591)	(166)	7,811
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,878	2,484	11,692	10,196
Share-based compensation	9,658	5,372	27,353	17,574
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	766	817	2,345	2,720
Gain related to securities, net	(4)	(14)	(68)	(438)
Increase (decrease) in accrued interest on bank deposits	(1,424)	1,003	(2,480)	2,424
Increase in accrued severance pay, net	301	15	219	468
Decrease (increase) in trade receivables, net	(4,401)	(1,715)	(4,561)	3,657
Decrease (increase) in other receivables and prepaid expenses and other long-term assets	(5,243)	2,515	(5,716)	(8,091)
Decrease (increase) in inventories	(574)	823	152	2,355
Increase in trade payables	1,297	1,316	3,757	428
Increase in deferred revenues	1,584	10,990	13,475	20,063
Increase (decrease) in other payables and accrued expenses	8,418	10,287	(12,301)	12,238
Operating lease liabilities, net	428	632	(1,553)	369
Net cash provided by operating activities	9,560	28,934	32,148	71,774

Cash flows from investing activities:

Purchase of property and equipment	(1,768)	(1,653)	(8,814)	(5,603)
Proceeds from (investment in) other long-term assets, net	(71)	7	35	49
Proceeds from (investment in) bank deposits, net	5,824	20,168	(13,377)	24,448
Investment in, redemption of and purchase of marketable securities ,net	1,640	(3,527)	(3,862)	(11,045)
Payment for the business acquisition of SecurityDAM Ltd.	-	-	(30,000)	-
Net cash provided by (used in) investing activities	5,625	14,995	(56,018)	7,849

Cash flows from financing activities:

Proceeds from exercise of share options	832	2,828	2,034	10,590
Repurchase of shares	(12,301)	(17,449)	(59,492)	(52,471)
Proceeds from issuance of Preferred A shares in subsidiary	-	-	35,000	-
Net cash used in financing activities	(11,469)	(14,621)	(22,458)	(41,881)

Increase (decrease) in cash and cash equivalents	3,716	29,308	(46,328)	37,742
Cash and cash equivalents at the beginning of the period	42,469	63,205	92,513	54,771
Cash and cash equivalents at the end of the period	46,185	92,513	46,185	92,513